Exhibit (a)(1)(d)

[AGILENT LETTERHEAD]

May 20, 2003

[Insert Address]

Dear [Name]:

As you may know, Agilent is offering eligible employees the opportunity to participate in a stock option exchange program. Most of our eligible employees are receiving information regarding the stock option exchange program by logging onto a special internet website. You are receiving the attached paper election packet instead because you do not have a current Agilent e-mail address or are on inactive status. You should read all the documents carefully.

Included with this letter are the materials you will need if you elect to exchange your eligible options, including:

1.	A copy of all of the pages included on the website that are applicable to the country in which you are employed;

2.	A translation into your language, if applicable, of the material terms of the stock option exchange program, the general risks of the offer to exchange and the risks and issues applicable to the country in which you are employed, the Election Agreement and the Terms and Conditions of the Election Agreement;

3.	A personalized Election Agreement that you can use to elect to exchange your eligible options, if you wish to do so; and

4.	A copy of the Offer to Exchange, if this packet is being mailed to your home. If you are receiving this packet at an Agilent office, a copy of the Offer to Exchange will be delivered to you at the Agilent office. Copies will be available from your local Human Resources manager/department for the duration of the offer to exchange.

     If you elect to exchange your eligible options and you are able to access the Mellon Investor Services website, you may make your election online. However, if you live in one of the following countries: Argentina, Austria, Belgium, Brazil, France, Germany, Italy, Japan, The Netherlands, Philippines, Russia, Spain, Switzerland or Venezuela, you must also print out and sign the Election Agreement, and fax or mail it to Mellon Investor Services (using the information in the table below) in time for it to arrive by 5:00 p.m. Pacific Time on June 18, 2003 in order for your election to be valid. Keep a copy of your signed Election Agreement for your records. The website is: http://www.corporate-action.net/agilent.

     If you elect to exchange your eligible options and you do not have access to a computer, you must sign the enclosed Election Agreement, and fax or mail it to Mellon Investor Services (using the information in the table below) in time for it to arrive by 5:00 p.m. Pacific Time on June 18, 2003 in order for your election to be valid. Keep a copy of your signed Election Agreement for your records.

By Facsimile:	By Mail:	By Overnight Courier:
(201) 329-8456 By website: http://www.corporate-	Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3308 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Reorganization Dept. 85 Challenger Road Mail Stop - Reorg.

action.net/agilent	USA	Ridgefield Park, NJ 07660 USA

               If you are receiving this paper packet at an Agilent office, Human Resources may collect your Election Agreement and send it to Mellon Investor Services for you. If this alternate means of delivery is available to you, that information will be communicated to you at your site.

               Please allow time for any mailed documents to arrive. If Mellon Investor Services receives your Election Agreement after 5:00 p.m. Pacific Time on June 18, 2003, it will not be valid and you will not be able to participate in the stock option exchange program.

Sincerely,

Agilent Technologies, Inc.